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EXHIBIT 99.3

                     NASDAQ LETTER DATED SEPTEMBER 13, 1999

                               [NASDAQ AMEX LOGO]

                           BY FAX AND AIRBORNE EXPRESS

September 13, 1999

Mr. Michael T. Brigante
Chief Financial Officer
Complete Wellness Centers, Inc.
1964 Howell Branch Road
Suite 202
Winter Park, FL 32792

Dear Mr. Brigante:

The Staff is in receipt of Complete Wellness Centers, Inc.'s (the "Company" or "Complete Wellness") submissions regarding its noncompliance with the net tangible assets/market capitalization/net income requirement for continued listing on The Nasdaq SmallCap Market, as set forth under Marketplace Rule 4310(c)(2)(B).(1) According to the Form 10-K for the fiscal year ended December 31,1999, the Company reported net tangible assets of $(636,749). The Company's market capitalization at March 31,1999 was $7,374,388.(2) Complete Wellness reported net losses of $(990,693, $(4,176,433) and $(9,688,018) for the fiscal years ended December 31, 1996, 1997, and 1998, respectively.

In its correspondence of May 11, June 14, and July 19, 1999, the Company submitted its plan of compliance. Since February 1999, Complete Wellness has replaced most of the Company's senior management. The Company reorganized its wholly-owned subsidiary, Complete Wellness Weight Management, Inc., under Chapter 7 bankruptcy. As of July 6, 1999, the date of the bankruptcy filing, the financial statements of this subsidiary will no longer be included in the Company's consolidated financial results. Complete Wellness represents that its investment in the subsidiary will be adjusted to reflect only those liabilities that are guaranteed by the Company. The remaining liabilities of the subsidiary, estimated at approximately $3,759,467 , will be adjusted through changes to the additional paid in capital of the Company. Complete Wellness plans to sell, divest or close unproductive ancillary businesses or subsidiaries in order to concentrate on its core business of managing medical clinics. During the period of March - July 1999, the Company also raised approximately $797,000 in a private placement. On June 30, 1999, Complete Wellness filed a Registration Statement with the Securities & Exchange Commission to register 1,185,366 common stock shares to be issued in this private placement.(3) During the month of July 1999, the Company also negotiated the conversion of approximately

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(1) Marketplace Rule 4310(c)(2)(B) requires that an issuer have net tangible assets of at least $2,000,000 or a market capitalization of $35,000,000 or net income of $500,000.
(2) Market capitalization was detennined by the total shares outstanding of 2,949,755 at March 31, 1999 multiplied by the closing bid price of $2.50 on March 31, 1999.
(3) This Registration Statement was declared effective on August 4, 1999.

$1,250,000 in debt into permanent equity. Complete Wellness believed that it would be able to complete all of these transactions by August 15, 1999, in order to timely file its Form 10-Q for the quarter ended June 30, 1999, demonstrating compliance with the $2 million net tangible assets requirement. The Company also indicated that it had returned to profitability and believed that it would evidence a positive net income for six months ended June 30, 1999. In its July 19, 1999 correspondence, the Company submitted a draft pro forma balance sheet evidencing net tangible assets through May 31,1999 of $2,253,907.(4) On July 20,1999, in a telephone conversation with Mr. Sergio Vallejo, COO and President, the Staff advised the Company that it would accept the Company's plan of compliance. Complete Wellness was requested to submit additional documentation for the recent corporate actions by August 15, 1999. The Company's Form 10-Q for the quarter ended June 30, 1999 was also required to be filed with the Securities & Exchange Commission and Nasdaq by August 15,1999.

On August 13,1999, the Company contacted Staff and stated that Complete Wellness had made a decision to relocate its corporate headquarters from Washington, D.C. to Winter Park, Florida. The Company indicated that the move was being done to reduce costs and expenses. Complete Wellness indicated that due to the relocation, the Company would not be able to complete closure of the debt restructuring and the private placement by the August 15, 1999 deadline. As such, Complete Wellness indicated that the Form 10-Q for the quarter ended June 30, 1999 would not evidence compliance with the $2 million net tangible assets. The Company requested an additional month to submit the requested documentation. In the August 13, 1999 telephone conversation, the Company also indicated that one of its independent directors had resigned on July 27, 1999. Thus, Complete Wellness was no longer in compliance with Marketplace Rule 4310(c)(25)(B) and 4310(c)(25)(C).(5) The Company requested an additional thirty days to remedy these deficiencies.

After careful consideration, the Staff determined to grant additional time to the Company to submit the required documentation, evidencing compliance with the $2 million net tangible assets and corporate governance requirements. On August 15, 1999, Complete Wellness filed its Form 10-Q for the quarter ended June 30, 1999. While the Company reported net tangible assets of $(3,084,181), Complete Wellness also reported a net income of $169,729 for the six months ended June 30, 1999. The Company was requested to provide documentation from its auditors regarding the restatement of the financial statements to reflect the reversal of the Chapter 7 subsidiary liabilities. The Staff also required the Company to file a Form 8-K with the Securities & Exchange Commission and Nasdaq, which disclosed the restatement of the financial statements and provided a proforma balance sheet, as of July 31, 1999, which reflected the reversal of the subsidiary's liabilities. Upon completion of the bankruptcy adjustments, the




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(4) This amount reflects net tangible assets of $(3,552,560) and the reversal of
$3,759,467 in reserves for the Chapter 7 filing of Complete Wellness Weight Management, Inc., the receipt of expected private placement proceeds of $797,000, and the conversion of debt to equity by Wexford Partners, LLC, RVR Consulting, Stratus Services, Raintree Systems and Sun Financial.
(5) Marketplace Rule 4310(c)(25)(B) requires that the Issuer have at least two independent directors. Marketplace Rule 4310(c)(25)(C) requires the Issuer have an audit committee, a majority of which must be independent directors.

Company will report proforma net tangible assets of $796,319, as of July 31, 1999. (6) The Company was also requested to issue a press release regarding the relocation of the corporate headquarters from Washington D.C. to Florida.

ON SEPTEMBER 13, 1999, THE STAFF SPOKE WITH MR. JOSEPH RAYMOND, JR., CHAIRMAN AND CHIEF Executive Officer. To complete the terms of the extension, the Staff will require all of the following documentation to be submitted by no later than September 30, 1999.

     1) The Company is to file a Form 8-K with the Securities & Exchange Commission and Nasdaq, which discloses the completion of the recent private placement and debt conversations. The specific monetary amounts raised in the transactions, the names of the investors, and the number of common shares to be issued shall be disclosed. The Form 8-K is to contain a proforma balance sheet and statement of operations, as of August 31, 1999. The balance sheet should use June 30, 1999 historical numbers as a base and then separately reflect all adjustments for the restatements due to the reversal of the liabilities from the subsidiary's bankruptcy, and the completion of the private placement and the debt conversion. The Company must demonstrate compliance with the $2 million net tangible assets requirement, as set forth in Marketplace Rule 4310(c)(2)(B).

     2) Complete Wellness is to provide the Staff with the names, birthdates, social security numbers, and biographies for all officers and the Board of Directors. The Company must demonstrate compliance with the two independent directors and independent audit committee requirements, as set forth in Marketplace Rules 4310(c)(25)(B) and 4310(c)(25)(C). A copy of the Board of Directors' resolution, naming the new independent audit committee, must be provided.

     3) The Company is to file all required Notifications, supporting documents, and applicable fees for the Listing of Additional Shares. A copy of the Complete Wellness' Transaction Summary Report, which outlines the filings made to date, is attached.

     4) The Staff also requests that the Company provide financial projections for the remainder of 1999.

     5) The Company is to provide a narrative as to the current status of the bankruptcy proceedings for the subsidiary and a timetable for completion and discharge. Copies of the initial bankruptcy filing and the final discharge papers are to be provided to the Staff.

Finally, the Company must also file its Form 10-Q for the quarter ended September 30, 1999 with the Securities & Exchange Commission and Nasdaq by no later than November 15, 1999.




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This document must also evidence compliance with the minimum $2 million net tangible assets requirement.

(6) The Company filed a Form 8-K on September 13, 1999, which contained the proforma balance sheet, as of July 31, 1999, and announced the address of the new corporate location.

THE TERMS AND DEADLINE OF THIS EXTENSION ARE FINAL. SHOULD THE COMPANY FAIL TO COMPLY WITH ANY of the terms of this extension, the Staff will issue a formal delisting letter.

If you have any questions regarding the compliance issues discussed in this letter, please contact Ms. Marilyn Bacot, Listing Analyst, at (202) 496-2504 or myself at (202) 496-2569.

Sincerely,

/s/ KIT MILHOLLAND
Kit Milholland
Associate Director
Nasdaq Listing Qualifications